David L. Ficksman ● (310) 789-1290 ● dficksman@troygould.com	File No. 2222-1

December 12, 2008

BY FACSIMILE AND U. S. MAIL

Andri Boerman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	New Century Companies, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed May 15, 2008
File No. 000-09459

Dear Ms. Boerman:

On behalf of our client, New Century Companies, Inc. (the “Company”), I am responding to your letter of October 28, 2008.

Comment

1.      We note that you presented deferred consulting fees of $(334,921) as a component of stockholders’ equity and we see from footnote 8 that these amounts relate to stock issued for services.  Please tell us why you believe it is appropriate to record these deferred consulting fees as a component of stockholders’ equity based upon the guidance provided in paragraph 74 of SFAS 123R.  Cite the accounting guidance upon which you based your accounting.

Response

BACKGROUND:

The Company has from time to time, entered into various contracts with consultants to provide services for which the issuance of the Company’s common stock is the primary consideration.  The agreements typically require the Company to issue fully vested, non-forfeitable stock or options upon execution of the agreement, i.e. prepaid.  The equity instruments can be exercised by the grantee either immediately or at a specified future date.

Andri Boerman
December 12, 2008

The Company accounts for these grants under EITF 96-18 and recognizes the equity instruments as additional paid in capital on the measurement date, which is typically the date of the contract.  The cost of the issuance is recorded as deferred compensation and categorized as a component of stockholders’ equity (contra-equity).  At December 31, 2007, the Company had an unamortized balance of $334,921 in deferred compensation included as contra equity.  The following is a summary of the agreements that comprise the unamortized balance.

Consulting Service	Term of Services	Common Shares or Options Granted	Deferred Compensation Balance at 12/31/07

Public Relations	05/15/07-05/15/08	100,000 shares	$8,250
Public Relations	06/01/07-05/31/10	300,000 shares	169,167
Financial & Business Development	12/14/07-3/14/08	300,000 shares	37,500
Financial & Business Development	12/14/07-3/14/08	700,000 options	105,000
Financial & Business Development	12/14/07-3/14/08	100,000 options	15,000
			$334,917

Accounting for the Cost:

The Company is required to issue the equity instruments on the date of the contract, therefore the services have been prepaid and the Company has received an asset.  The classification of such asset is discussed in paragraphs 5, 8 and 13 of EITF 00-18 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees.”

The issues are:

Paragraph 5 of EITF 00-18

Issue 1 — If fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), the period(s) and manner in which the grantor should recognize the measured cost of the transaction

Issue 1(a) — If a grantor concludes that an asset (other than a note or a receivable) has been received in return for fully vested, non-forfeitable equity instruments that are issued at the date the grantor and grantee enter into an agreement for goods or services (and no specific performance is required by the grantee in order to retain those equity instruments), when, if ever, that asset should be presented or classified as contra-equity

Andri Boerman
December 12, 2008

Issue 2 — If an entity grants fully vested, non-forfeitable equity instruments that are exercisable by the grantee only after a specified period of time and the terms of the agreement provide for earlier exercisability if the grantee achieves specified performance conditions, how the grantor should measure and recognize the equity instruments at the arrangement date and thereafter, if the grantee achieves the performance conditions and exercisability is accelerated

Issue 3 — For transactions that include a grantee performance commitment, how the grantee should account for the contingent right to receive, upon performing as specified in the arrangement, grantor equity instruments that are the consideration for the grantee's future performance.

Paragraph 8 of EITF 00-18

On Issue 3, the Task Force generally agreed that the grantee should account for the arrangement as an executory contract (that is, generally no accounting before performance) in the same manner as it would if the grantor had agreed to pay cash (upon vesting) for the goods or services. The Task Force asked the FASB staff to further analyze the accounting in cases in which the fair value at the date the equity instruments are earned is greater than or less than the fair value measured at the performance commitment date (measurement date). The Task Force was not asked to reach a consensus.

Paragraph 13 of EITF 00-18

At the November 14–15, 2001 meeting, the Task Force reached a consensus on Issue 1(a) that an asset (other than a note or a receivable) acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be displayed as contra-equity by the grantor of the equity instruments.  The Task Force considered whether transferability (or lack thereof) of the equity instruments should affect the balance sheet display of the asset but decided that it should not.  The Task Force observed that this consensus is limited to transactions in which equity instruments are transferred to other than employees in exchange for goods or services.

Conclusion:

Based on the terms of the contracts, the Company has determined that certain of the contracts fall under the scope of issue 1(a) within the above EITF and others fall under issue 3 as noted in the following table:

Andri Boerman
December 12, 2008

Type of Consultant	Shares Granted	EITF 00-18 Issue #		Reason
Public Relations	100,000	1	(a)	TM-1
Public Relations	300,000	1	(a)	TM-1
Financial Advisory	300,000	1	(a)	TM-1
Financial Advisory	700,000	3		TM-2
Financial Advisory	100,000	3		TM-2

TM-1 – The Company issued fully vested, non-forfeitable shares to the consultant on the date of the contract.
TM-2 – The equity instrument issued vest over the period in which services are to be rendered (3 months).  The contract includes a stipulation that, if terminated, the consultant will be due the number of options earned through the date of termination.

Therefore, based on the consensus reached by the task force in paragraphs 8 and 13 above, the Company has concluded that its classification of the deferred compensation cost as a component of stockholders’ equity is not appropriate for any of the contracts.

The Company proposes to reclassify its deferred compensation to a prepaid asset for those contracts that fall under issue 1(a).  For those that fall under issue 3 the Company proposes to account for the arrangement as an executory contract (that is, generally no accounting before performance).

Such reclassification will not impact the Company’s results of operations or earnings per share since the amortization was correctly expensed over the period in which the consulting services were rendered.  Therefore the Company believes that a prospective application (with adequate disclosure) of this change is appropriate.  Below are the journal entries to record the reclassifications as of December 31, 2007:

Deferred Compensation (Prepaid asset)	214,917
Deferred Compensation (contra equity)		214,917
To reclassify the value of equity instruments granted to consultants that fall under the scope of issue 1(a) within EITF 00-18 (i.e. fully vested non-forfeitable equity instruments).

APIC	120,000
Deferred Compensation (contra equity)		120,000
To remove the value of equity instruments granted to consultants that fall under the scope of issue 3 within EITF 00-18 (i.e. no accounting before performance).

Andri Boerman
December 12, 2008

Comment

2.      We noted your disclosure on page F-28 that certain of your preferred stockholders waived their rights to preferred dividends and you recorded a reduction to dividends payable of $282,875.  Please explain why you included the waived cumulative preferred dividends in 2006 and 2007 as a component to your calculation of net loss applicable to common stockholders.  Please cite the accounting guidance upon which you based your accounting.

Response

Background:

The Company has outstanding preferred Series C shares and preferred Series D shares which have a mandatory cumulative dividend of $1.25 per share payable on a semi-annual basis in June and December each year to holders of record on November 30 and May 31.  The Company has not in the past nor does it intend in the future to pay dividends on its outstanding preferred shares.

The Company’s position is that accrued dividends on the Company’s preferred common stock older than four years are beyond the applicable Statute of Limitations and the dividends are no longer required to be paid.  Therefore, the Company decreased dividends payable by $282,875 and $69,750 in 2006 and 2007, respectively, for those dividends older than four years.  As a result of such, income available to common shareholders was increased in the current period to reflect the reversal.

The Company elected to present a reconciliation of net income to income available to common shareholders to improve the disclosure of the calculation.  The reconciliation includes the current period accrual of preferred dividends on preferred stock offset by those dividends that were waived and no longer due.

Accounting for Cumulative Preferred Dividends:

Guidance on accounting for cumulative preferred dividends is provided in “AICPA Technical Questions and Answers Section 4210.04.”

.04 Accrual of Preferred Dividends

Inquiry—A corporation has < cumulative preferred stock >.  It has not paid any dividends on this stock in the last three years.  Should the corporation accrue the preferred dividends in arrears?

Andri Boerman
December 12, 2008

Reply—Generally, preferred stock contains a cumulative provision whereby dividends omitted in previous years must be paid prior to the payment of dividends on other outstanding shares.  Since dividends do not become a corporate liability until declared, no accrual is needed.  FASB Statement No. 129, Disclosure of Information about Capital Structure  (AC C24), requires entities to disclose within its financial statements (either on the face of the statement of financial position or in the notes thereto) the aggregate and per-share amounts of arrearages in cumulative preferred dividends.  Furthermore, FASB Statement No. 128, Earnings per Share, paragraph 9 (AC E11.104), states that dividends accumulated for the period on < cumulative preferred stock > (whether or not earned) should be deducted from income from continuing operations and also from net income when computing earnings per share.  If there is a loss from continuing operations or a net loss, the amount of the loss should be increased by those preferred dividends.  Preferred dividends that are cumulative only if earned should be deducted only to the extent that they are earned.

Conclusion:

Based on the guidance above, the Company has concluded that it should accrue for its dividends on preferred stock due to the fact that as set forth in the offering documents (applicable pages attached) the dividends are mandatory.

Based on the fact that the dividends are beyond the statute of limitations and no longer required to be paid, the Company believes it is appropriate to record the reversal of such dividends.  Further, since the dividends as originally recorded were included as an offset in determining income available to common shareholders and not included in income or loss from operations, the Company believes it is appropriate to record the reversals in the same manner.  The Company believes this treatment is in accordance with SFAS 128 and with the AICPA guidance noted above.

Comment

3.      We note that your filing contained management’s report on internal control over financial reporting (on page 19) as required by Item 308T of Regulation S-B.  As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company.  Refer to Item 601(b)(31) of Regulation S-B.  Please file an amendment to the Form 10-KSB that includes new, corrected certifications.  You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Refer to Item 601(b)(31) of Regulation S-B.

Response

We have filed an amendment to the Company’s 10-KSB correcting the certification.

Andri Boerman
December 12, 2008

Comment

4.      Please tell us the reasons for the significant changes in each of your operating expenses, we note significant fluctuations in each from one period to the next from your Income Statement.  In future filings please include a discussion of your results of operations that includes the causes of material changes from year to year in financial statement line items, to the extent necessary for an understanding of the company’s business as a whole.

Response

The increase of 24% in salaries and related expense, from $351,410 for the fiscal year ended December 31, 2006 to $434,623 for the fiscal year ended December 31, 2007 is primarily due to a 63% increase in office salaries, and secondarily due to a 28% increase in officers’ salaries.  Selling, general and administrative expenses decreased 16%, from approximately $1,261,000 for the fiscal year ended December 31, 2006 to approximately $1,053,000 for the fiscal year ended December 31, 2007.  The decrease is primarily due to a 68% decrease in penalties on the debt to CAMOFI from approximately $182,000 for the fiscal year ended December 31, 2006 to $60,000 for the fiscal year ended December 31, 2007. During the year 2005 and 2006, the Company made agreements with its principal vendors to reduce payables by 50% the balances owed in return for immediate cash payments.  The Company could not sustain or was late in some of these payments, and the Company incurred penalties related to the registration statement filings on Form SB-2. Secondarily, the decrease in selling, general and administrative expenses was due to a 35% decrease in accounting and legal fees, from approximately $326,000 for the fiscal year ended December 31, 2006 to approximately $211,000 for the fiscal year ended December 31, 2007. The professional fees incurred in 2006 are primarily due to legal fees related to issuance of two convertible notes and legal and accounting fees.

Please advise if you have any additional comments or questions.

Sincerely,

/s/ David L. Ficksman
David L. Ficksman
of TroyGould

cc:	David Duquette
Diana Dimadi
Randy Humphries
Sal Kureh